Exhibit 12.1

Computation of Ratio of Debt-to-Equity

(Dollars in Thousands)	At December 31, 2013
Repurchase agreements	$8,339,297
Securitized debt	366,205
Obligation to return securities obtained as collateral	383,743
Senior Notes	100,000
Payable for unsettled purchases	6,737
Total Debt	$9,195,982

Stockholders' Equity	3,142,251

Ratio of Debt-to-Equity	2.9:1
Debt-to-Equity Multiple	2.9 x